Registration No. ___________


--------------------------------------------------------------------------------





                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           LONE STAR LIQUIDATING TRUST
             (Exact name of registrant as specified in its charter)


               Texas                                          75-2691209
    (State or other jurisdiction                            (I.R.S. Employer
of incorporation or organization)                           Identification No.)


                           3911 Turtle Creek Boulevard
                             300 Turtle Creek Centre
                               Dallas, Texas 75219
                                 (214) 528-4834
              (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


        Securities to be registered pursuant to Section 12(g) of the Act:

                      Units of Beneficial Trust Interests.




--------------------------------------------------------------------------------

                           LONE STAR LIQUIDATING TRUST

                                     FORM 10

                             Registration Statement

                   (Under the Securities Exchange Act of 1934)

                                (the "1934 Act")

                                      * * *

                                PRELIMINARY NOTE

     On February 19, 1997, (the "Effective Date") the Lone Star Liquidating Trust (the "Trust") was established by ICH Corporation (including Care Financial Corporation and SWL Holding Corporation) (the "Debtors") pursuant to the Debtors' First Amended Joint Plan of Reorganization (the "Joint Plan") in the Chapter 11 case styled In Re I.C.H. Corporation et al, Case No. 395-36351-RCM-11 (the "Case"). The Joint Plan was confirmed by order of the U.S. Bankruptcy Court for the Northern District of Texas (the "Bankruptcy Court") on February 7, 1997. A copy of the Joint Plan, which includes defined terms, is filed as Exhibit 2.1 to this Registration Statement. Capitalized terms used in this Registration Statement without other definition are used as defined in the Joint Plan.

     Statements contained in this Registration Statement as to the contents of any contract or document are not necessarily complete, and in each instance such statements are qualified in their entireties by reference to the copy of such contract or other document filed as an exhibit to this Registration Statement.

     This Registration Statement may contain statements relating to the Trust's activities that are subject to risks and uncertainties. These statements include the information concerning possible or assumed liquidation of assets and resolution of claims and liabilities set forth under "Item 1, Business," " Item 2, Financial Information," "Item 8, Legal Proceedings," and those preceded by, followed by or that include the words "believes," "expects," "anticipates" or similar expressions. Trust Beneficiaries should understand that the following important factors, in addition to those discussed elsewhere in the Registration Statement, could affect the future activities of the Trust, the liquidation of assets, the resolution of claims and liabilities, and the amount distributable to Trust Beneficiaries and could cause those to differ materially from those expressed in such statements: the outcome of claims and litigation pending against the Trust and its subsidiaries, the assertion of claims against the Trust and its subsidiaries in the future, as a successor to the Debtors or otherwise, the unique nature of certain of the Trust's assets and, consequently, the limited market for such assets, general market and economic conditions, and other factors, many of which are beyond the control of the Trust.

                                      * * *
Item 1. Business

     I.C.H. Corporation ("ICH") was an insurance holding company that marketed through its insurance subsidiaries a broad range of insurance and annuity products to individuals and groups. In order to address a progressively deteriorating financial condition, in 1995 ICH determined to sell its core insurance subsidiaries. On October 9, 1995, the Debtors entered into a definitive agreement to sell their principal insurance subsidiaries. The transaction contained provisions for presenting the proposed sale to the Bankruptcy Court in a Chapter 11 case to be commenced by the Debtors and for the establishment of a competitive sale procedure to be conducted as part of such Chapter 11 case. On October 10, 1995, the Debtors and Facilities Management Installation, Inc. ("FMI"), a subsidiary of ICH that provided management, data processing and other support services to ICH and its insurance subsidiaries, filed voluntary petitions for relief under Chapter 11. Until confirmation of the Joint Plan, the Debtors continued to operate their businesses as debtors in possession as authorized by the Bankruptcy Code. In accordance with a competitive procedure established by the Bankruptcy Court, ICH's principal insurance subsidiaries and substantially all the assets of FMI were sold in December 1995 to Southwestern Financial

Corporation ("SFC"), a corporation newly formed by PennCorp Financial Group ("PennCorp") and Knightsbridge Capital Fund i, L.P. Philadelphia American Life Insurance Company ("PALICO"), Modern American Life Insurance Company ("Modern") and Western Pioneer Life Insurance Company ("Western"), three of four remaining insurance subsidiaries held indirectly by ICH through its other remaining insurance subsidiary, Bankers Multiple Line Insurance Company ("BML"), were sold prior to confirmation of the Joint Plan. All of the outstanding stock of BML is held in the registry of the Bankruptcy Court for the benefit of the Trust. FMI remains under the protection of the Bankruptcy Court.

     The Joint Plan was confirmed by the Bankruptcy Court on February 7, 1997, and became effective on February 19, 1997. The Trust was formed on the Effective Date under the Lone Star Liquidating Trust Agreement, dated as of February 19, 1997 (the "Trust Agreement"), a copy of which is filed as Exhibit 3.1 to this Registration Statement.

     Pursuant to the Joint Plan, all of the Debtors' assets, other than certain specific assets retained by Reorganized ICH pursuant to the Joint Plan, were transferred to the Trust on the Effective Date. Assets which were transferred to the Trust on the Effective Date totaled approximately $372 million. Liabilities assumed by the Trust on the Effective Date totaled approximately $18 million, and included certain administrative, priority and other claims superior to Class 5 Claims. Additionally, the Trust assumed all the rights and obligations of BML, including indemnification obligations, under the sales agreements with the purchasers of PALICO, Modern and Western, all non-reinsured liabilities of BML as of the Effective Date and certain other obligations. For a more detailed description of the assets and liabilities of the Trust see "Item 2, Financial Information".

     The purpose of the Trust is the orderly disposition, liquidation and distribution of Trust Assets, distributing Available Cash to holders of Allowed ICH Class 5 Claims (General Unsecured Claims) (in accordance with the Joint Plan, a "Trust Beneficiary") and making other distributions and payments called for in the Joint Plan, with no objective to continue or engage in the conduct of a trade or business. Under the terms of the Trust Agreement, the Trust is permitted to engage only in those activities that are reasonably necessary to the purpose for which it was formed and consistent with its objective not to continue or engage in the conduct of a trade or business. The Trust has not engaged in the conduct of a trade or business.

     BML sold, through a reinsurance transaction effective as of March 31, 1996, all of its remaining insurance business, and has ceased all insurance underwriting activities. Bankers Life & Casualty Company, a former affiliate of BML, issues and administers accident insurance to credit card holders on BML policies and assumes 100% of the insurance liability. BML's activities are primarily limited to maintaining its licenses in fifty states and resolving (i) pre March 31, 1996 claims litigation, as well as claims litigation assumed in connection with the sale of PALICO; (ii) potential indemnity obligations for an environmental matter arising from the sale of Modern and one of its former subsidiaries and (iii) potential indemnity obligations arising from the sale of PALICO, Modern and Western.

     All of the outstanding stock of FMI is held by the Trust. Since the sale by ICH of its principal insurance subsidiaries and the assets of FMI to SFC, FMI has not conducted any business. However, it has continued to meet its employee benefit related obligations and settled certain claims filed against it in its bankruptcy proceedings.

     Termination. The Trust will terminate on the earlier to occur of the fulfillment of the Trust's purpose by liquidation of all the Trust assets and the distribution of the proceeds thereof, or three years after the Effective Date. In order to terminate prior to three years after the Effective Date, the Managing Trustee, after receiving the approval of the Supervisory Trustees, must deliver a notice to all Trust Beneficiaries setting forth the date on which the Trust will terminate. If no Trust Beneficiary files an objection with the Bankruptcy Court within 45 days after the date of such notice, the Trust will terminate on the date set forth in the notice. In addition, the Managing Trustee may request, upon the approval of the Supervisory Trustees, an extension of the term of the Trust if the Managing Trustee has been unable after continuing reasonable efforts to sell or otherwise dispose of and realize upon the Trust Assets in the initial three year term or if other circumstances require. Such an application, if any, must be made to the Bankruptcy Court and approved within six months of the beginning of what would be the extended term. Upon such application, the Trust will continue until the date approved by the Bankruptcy Court, or if the extension is disapproved by the Bankruptcy Court, the expiration of the six month period. In no event will the termination of the Trust occur later than the tenth anniversary of the Effective Date.

     Reports. The Managing Trustee is required pursuant to the Trust Agreement to maintain books and records of account relating to the Trust assets, the proceeds thereof, reserves and other matters concerning the Trust, as well as the expenses incurred on behalf of the Trust, and such other matters as the Supervisory Trustees may from time-to-time direct.

     Pursuant to the Trust Agreement, the Managing Trustee is also required to prepare the following reports:

     Monthly. On a monthly basis, within two weeks after the end of each month, a report of the receipts and disbursements of the Trust and the cash position of the Trust; and

     Quarterly. On a quarterly basis within forty-five days of the end of the subject quarter, a report of the activities of the Trust detailing for the preceding quarterly period the activities of the Trust including:

     (i) an unaudited operating statement showing all revenues received by the Trust and all expenses of operations of the Trust (including all expenses associated with the sale of any Trust assets paid by the Trust);

     (ii) an unaudited written report and accounting showing (a) the assets and liabilities of the Trust at the end of such period, (b) any changes in the Trust assets, (c) the amount of any reserves or escrows of the Trust, (d) any material action taken by the Managing Trustee or the Supervisory Trustees; and

     (iii) an overall status report for the next quarterly period.

     Monthly reports for any month ending a quarterly period may be included in the quarterly report for such period. Quarterly reports for the fourth quarter of each calendar year may be included within the annual reports described below, if such annual reports are prepared.

     Annually. To the extent required by the Bankruptcy Court or applicable law (or to gain an exemption from applicable law), within 90 days after the end of each calendar year, beginning with the first year end occurring after the Effective Date, a report for the prior year as described in clauses (i) and (ii) above, except that such reports are for a full year (or portion thereof in which the Trust has been in existence) and are audited.

     The reports are distributed to each Supervisory Trustee and each Trust Beneficiary who requests a copy in writing. The monthly, quarterly and, if prepared, annual reports also are filed with the Bankruptcy Court and, if required, with the Securities and Exchange Commission. In addition, the Managing Trustee will furnish to Trust Beneficiaries such information and returns with respect to any federal or state tax as may be required by law.

     Certain  Tax  Provisions  of Trust  Agreement.  The Trust is intended to be treated as a liquidating trust pursuant to Treasury Regulations ss.301.7701-4(d), and as a grantor trust subject to the provisions of Subchapter J, Subpart E of the Tax Code, owned by the Trust Beneficiaries as grantors. Any items of income, deduction, credit, or loss of the Trust shall be allocated for federal income tax purposes among the Trust Beneficiaries pro-rata on the basis of their beneficial interests. The Managing Trustee is authorized to take any action that may be necessary or appropriate to minimize any potential tax liability of the Trust Beneficiaries arising out of the operations of the Trust.

     In accordance with Treasury Regulation ss.1.671-4(a), the Managing Trustee shall cause to be prepared and filed, at the cost and expense of the Trust, an annual information tax return (Form 1041) with the Internal Revenue Service, with a schedule attached showing the item of income, deduction, and credit attributable to the Trust and detailing the allocation of such items of income, deduction, and credit among the Trust Beneficiaries as required pursuant to the Form 1041 instructions for grantor trusts. Copies of such Form 1041 and attached schedules will be delivered promptly to each Trust Beneficiary.

     Each Trust Beneficiary is required to report on his federal income tax return his allocable share of any income, loss, deduction or credit recognized or incurred by the Trust, including, but not limited to, interest or dividend income earned on bank accounts and other investments of the Trust.

     If a Trust asset is sold or otherwise disposed of by the Trust in a transaction in which gain or loss is recognized for federal income tax purposes, each Trust Beneficiary will be required to report on his tax return gain or loss equal to the difference between (i) his pro rata share of the amount of cash and/or fair market value of any property received in exchange for the asset so sold or otherwise disposed of, minus (ii) his adjusted basis in his pro rate share of such asset, as adjusted. The character and amount of any such gain or loss will be determined by reference to the character of the asset sold or otherwise disposed of and by reference to whether the transaction in which such asset was disposed of constitutes a sale or exchange for federal income tax purposes.

     Each Trust Beneficiary's obligation to report his share of any Trust income or gain upon an asset disposition is not dependent on the Trust distributing any cash or other proceeds. Accordingly, a Trust Beneficiary may incur a tax liability as a result of owning an interest in the Trust regardless of whether the Trust makes a current distribution.

     Certain Regulatory Matters. On the basis of a "no-action" position taken by the Securities and Exchange Commission (the "SEC") at the request of the Trust, the Trust has not registered as an investment company under the Investment
Company Act of 1940. The SEC's position was based upon the Trust's representations to the SEC that the Trust: will exist solely to liquidate its assets and distribute the proceeds; will not hold itself out as an investment company, but rather as a trust in the process of liquidation; will not conduct a trade or business and will be limited to making temporary investments in short-term government securities, certain time deposits, certificates of deposit, bankers' acceptances commercial paper and money market funds; and will terminate on the earlier of the date on which all of the Trust assets have been liquidated and the proceeds distributed to holders of interests in the Trust, or three years after the effective date of the Joint Plan, unless the Bankruptcy Court permits the Trust to continue in existence for an additional period determined to be necessary for the Trust to complete the distribution of its assets.

Item 2. Financial Information

     Reference is made to the financial statements (the "Trust Financial Statements") of the Trust as of and for the period from February 19, 1997 (the inception of the Trust) through December 31, 1997 (therein referred to as 1997), which are attached to this Registration Statement as Appendix A, for certain financial information concerning the Trust and its activities for such period. The following information concerning the Trust's financial performance and condition should be read in conjunction with the Trust Financial Statements.

Effective Date Assets, Claims and Liabilities

     On February 19, 1997, the Debtors contributed approximately $372 million of assets to the Trust consisting principally of:

     (i)  Cash and short-term investments of $151 million;

     (ii) Restricted cash and short-term investments of $110 million, relating primarily to cash proceeds from the Debtors' sale of its principal insurance subsidiaries that were placed in escrow to satisfy obligations arising under certain tax, environmental, legal and other indemnification agreements in favor of the purchasers (the "PennCorp Escrow");

     (iii) Accounts receivable of $2.4 million

     (iv) Assets, net of liabilities, of BML of $32.0 million to which the Trust was entitled under the Joint Plan;

     (v) Capital stock of FMI. FMI's assets consisted principally of $5.9 million in cash and short-term investments and a $6.3 million receivable from ICH (which was assumed by the Trust). Liabilities of $3.0 million primarily related to retired employee benefit obligations and severance obligations to former officers;

     (vi) Note from SFC in the principal amount of $40.0 million;

     (vii)The right to participate in certain economic benefits derived from the ownership of Bluebonnet Savings Bank FSB by CFSB Corporation (now Stone Capital Inc.) (the "Stone Capital Interest") with an assigned value of $18 million;

     (viii) Common stock and bond portfolio of $3.4 million;

     (ix) Income tax recoverable from SFC of $2.8 million; and

     (x) Real estate valued at $2.6 million.

     On the Effective Date, the Trust issued 370,622,669 Trust Interests in exchange for ICH Class 5 Claims allowed on the Effective Date, each Trust Interest representing $1 of the amount of the allowed claim. On the Effective Date the Trust recognized superior claims and other liabilities of $17.6 million. This amount included $7.4 million for administrative and post petition expenses primarily related to bonuses due under certain employment contracts, including a compensation agreement with the Managing Trustee (see "Item 6, Executive Compensation"), professional fee expense, $5.6 million for retiree benefits which the Trust is obligated to continue for the period the Debtors would have been obligated to provide such benefits, $3.3 million reserved with respect to the contested Class 5 Claim of Victor Sayyah as provided in the Joint Plan, $0.9 million for a claim against the PennCorp Escrow and $0.4 million for certain other superior claims. Administrative and post petition expenses have been paid as they come due. The $0.9 million claim against the PennCorp Escrow was paid from the PennCorp Escrow account and the Trust paid the $0.4 million of other claims.

     Additionally, the Trust assumed all the rights and obligations of BML under the sales agreements with the purchasers of PALICO, Modern and Western, all non-reinsured liabilities of BML as of the Effective Date and certain other obligations of the Debtors. Contested Class 5 claims pending on the Effective Date were the claims of Victor Sayyah, Great Southern Life Insurance Company ("GSLIC") and the Jane Harlick Trust (the "Contested Claims"). As required by the Joint Plan, on the Effective Date the Trust reserved $3.3 million for Victor Sayyah's claim. No other claims reserves were established on the Effective Date because the Managing Trustee determined in accordance with the provisions of the Trust Agreement that no reserves were necessary.

Liquidation of Assets and Assets Remaining as of December 31, 1997

     As described above, assets of the Trust on the Effective Date included $151 million of cash and short-term investments and $109.9 million of restricted cash and short-term investments. Approximately $67 million of restricted cash and short-term investments was released from the PennCorp Escrow on February 28, 1997, bringing unrestricted cash and short-term investments to approximately $218 million. On March 3, 1997, the Trust made an initial distribution to holders of Trust Interests aggregating approximately $199 million (53.72% of the Class 5 Claims allowed as of the Effective Date).

     Under the terms of the Joint Plan, Reorganized ICH retained the capital stock of BML on the Effective Date, subject to the Trust's right to receive all of the assets of BML other than the insurance licenses owned by BML, and the Trust assumed all non-reinsured liabilities of BML as of the Effective Date. The Trust made available to BML under the terms of the Joint Plan certain assets required by BML to maintain capital and surplus as required by the Illinois Department of Insurance and other insurance regulatory authorities in those jurisdictions in which BML held insurance licenses.

     On the Effective Date, in addition to the insurance licenses, the assets of BML consisted of $2.8 million in cash and short-term investments, $4.2 million in bonds and structured securities, substantially all of which were investment grade and highly liquid, $11.8 million in limited partnership interests, consisting of investments in H/M Connectors, L.P. ("Connectors") and H/M Neodata DBMS, L.P. ("Neodata"), $11.4 million in real estate, and $8.7 million in miscellaneous other assets including a $3.6 million receivable which was the subject of litigation and a $3.8 million investment in a subsidiary. Liabilities of BML consisted of insurance related claims and litigation and indemnification obligations from the sale of PALICO, Modern and Western.

     At its option, for 90 days following the Effective Date, Reorganized ICH could require the Trust to purchase the capital stock of BML for a payment of $5.0 million or could transfer all remaining assets of BML to the Trust and retain the BML corporate shell and insurance licenses. In April 1997 Reorganized ICH exercised its option as granted in the Joint Plan to sell to the Trust the stock of BML. As set forth in the Joint Plan, the Trust paid Reorganized ICH $5.0 million in cash, the stock of BML was delivered into the registry of the Bankruptcy Court for the benefit of the Trust and, after contributing to BML its rights to the assets of BML, the Trust recognized a $37.0 million investment in BML. Subsequently, the Trust settled litigation against Conseco, Inc., Conseco Partnership Management, Inc. and Conseco Capital Partners II, L.P. ("Conseco Entities") for the collection of approximately $3.6 million the Trust believed was owed to it according to the terms of a certain partnership agreement for a cash payment to BML of $3.2 million. BML made a transfer to the Trust consisting of the Connectors limited partnership interest and cash of $10.4 million. The cash was generated from the liquidation of Neodata, the sale of substantially all of BML's real estate portfolio and the settlement of litigation against the Conseco Entities. The Trust recognized a $4.4 million increase in the value of BML in 1997 due to realized gains on the sale of assets of BML, settlement of litigation and a reduction of contingent liabilities, bringing the net asset value of BML to $20.6 million at December 31, 1997.

     In August 1997, the Trust settled all outstanding issues with SFC and PennCorp, the purchasers of the Debtor's principal insurance subsidiaries. Under the terms of the settlement, PennCorp and SFC repurchased the $40.0 million SFC Note at par plus accrued interest, released all indemnity obligations under the 1995 purchase agreement between ICH and the purchasers assumed by the Trust, including any rights to $39.2 million of restricted funds remaining in the PennCorp Escrow, paid a disputed tax related receivable to the Trust of $2.8 million and purchased various other assets for an aggregate of $1.6 million.

     As of December 31, 1997, the Trust had net assets of $63.8 million, consisting of $76.2 million in assets net of liabilities of $12.4 million. In addition to cash and short-term investments of $11.1 million, the Trust's principal remaining unliquidated assets as of December 31, 1997 are described below:

     (1)  Investment in  HM/Connectors,  L.P.

          The sole asset of Connectors was common stock of Berg Electronics Corporation ("Berg"). Assuming a deemed liquidation of the limited partnership at December 31, 1997, the Trust's interest would have been worth approximately $18.7 million based on the reported closing price of Berg common stock. Due to market risk and lack of liquidity in the limited partnership, the Trust adjusted the carrying value of the limited partnership at December 31, 1997 to $15.2 million.

          On February 5, 1998, Connectors distributed all of its shares of Berg common stock to its limited partners. The Trust sold all shares of Berg stock distributed to it in a public, underwritten secondary offering consummated on February 11, 1998 for net proceeds of $19.6 million.

     (2)  Bankers Multiple Line

          The Trust's investment in BML was valued at $20.6 million at December 31, 1997. BML's assets are primarily cash and cash equivalents and its liabilities are insurance related claims and litigation and indemnity claims from the sales of PALICO, Modern and Western. Neither BML nor the Trust believe BML's exposure for claims and indemnity obligations will exceed the total amount reserved and escrowed in BML's financial statements and therefore reflected in the Trust's investment in BML, although there can be no assurance as to the actual amount of liability, if any, and such liability may be material and may exceed such escrows and reserves. Such claims and indemnification obligations, as well as any other liability of BML assumed by the Trust, if any, will be liabilities of the Trust and, to the extent of such obligations and liabilities, the amount of cash available to the Trust for distribution to the Trust Beneficiaries will be reduced. See "Item 8, Legal Proceedings" and Note 13 to the Financial Statements of the Trust attached to this Registration Statement as Appendix A for information concerning various litigation matters involving BML.

     (3)  Stone Capital Interest

          The Stone Capital Interest arises from the agreement of Consolidated National Corporation ("CNC") to share with ICH certain economic benefits it received in relation to Stone Capital, Inc. ("Stone Capital"), a holding company organized by James M. Fail ("Fail") to organize and charter its wholly owned subsidiary, Bluebonnet Savings Bank, FSB ("Bluebonnet"). Bluebonnet was formed in 1988 to acquire 15 insolvent Texas savings and loan associations as part of the Federal Home Loan Bank Board government assisted "Southwest Plan." Historically, ICH and CNC loaned monies to Fail, Stone Capital, or Bluebonnet for the purpose of capitalizing Bluebonnet. In connection with its loans, CNC negotiated for, and received, a 49% interest in
          (i) dividends or other distributions to or for the benefit of Fail from Stone Capital, excluding amounts used for (a) interest and principal payments on certain debt, (b) amounts specified for certain litigation settlements and (c) certain dividend payments from Bluebonnet, (ii) certain proceeds from the sale or transfer of Stone Capital common stock and (iii) benefits from Stone Capital's tax attributes (collectively, the "Stone Capital Proceeds"). CNC agreed to share the Stone Capital Proceeds with ICH based on the proportionate amount of loans granted by ICH as compared to the total amount of the loans by ICH and CNC. Based on such agreement, ICH is entitled to receive 27.7% of the payments CNC receives under CNC's agreement with Stone Capital and Fail. Therefore, ICH is entitled to 13.57% of the Stone Capital Proceeds (such interests referred to herein as the "Stone Capital Interest"). ICH's interest in Stone Capital was transferred to the Trust according to the Joint Plan. The Stone Capital Interest does not entitle the Trust to any voting rights or any other rights of ownership with respect to Stone Capital and, therefore, the Trust is unable to control or direct the timing or amount of any distributions that may be declared or paid by Stone Capital.

          The value of the Stone Capital Interest is subject to considerable uncertainty. The Trust has assigned a carrying value of $18.0 million to the Stone Capital Interest based on (a) prior valuations by the Debtors of the Stone Capital Interest, (b) consideration of the financial condition of Stone Capital and (c) certain risk factors associated with the Stone Capital Interest, which include the timing and amount of dividends that may (or may not) be declared by Stone Capital, and the outcome of certain litigation against Stone Capital and Fail. The amount ultimately realized by the Trust for the Stone Capital Interest may differ materially from the value assigned to such interest and will depend, in part, on the effect of the risk factors referred to above, which factors are (or will be) outside the control of the Trust.

     (4)  Investment in FMI

          At year end, FMI had net assets of $9.3 million, consisting of $11.1 million of cash and accounts receivable from the Trust less $1.8 million of retired employee related liabilities. Claims outstanding against FMI include certain indemnity claims of former officers and directors of FMI. See "Claims - Claims of Officers and Directors in ICH and FMI Cases" below.

     (5)  Other Assets

          Other assets at December 31, 1997 consisted of a $1.7 million reinsurance receivable and miscellaneous other assets totaling $0.4 million.

     Liabilities as of December 31, 1997 totaled $12.4 million, including post-petition accrued liabilities of $3.5 million primarily related to employee bonuses and professional fee expense, $5.6 million for retired employee liabilities and $3.3 million reserved for the contested Class 5 Claim of Victor Sayyah.

Claims

     As of the Effective Date, the Trust assumed responsibility for the resolution of all claims filed in connection with the Case which were unresolved at the Effective Date or that were later filed.

     Jane Harlick Trust. The Jane Harlick Trust filed a proof of claim in the Case in the amount of at least $4.8 million. The Trust settled the claim for a one time cash payment of $413,520.

     Sayyah Claim. Victor Sayyah filed a proof of claim in the Case arising from a 1981 transaction in which American Commonwealth Financial Corp., a corporation controlled by Victor Sayyah, sold the stock of HCA, Inc. to an ICH subsidiary for $15 million in cash and a promissory note with a face amount of $30 million (the "ICH Note"). The ICH Note was subsequently assigned to Sayyah. ICH subsequently assumed the obligation under the ICH Note. In 1984, ICH and Sayyah entered into a revolving credit loan agreement (the "Loan Agreement") under which ICH agreed to loan Sayyah up to certain specified sums at Sayyah's request, with a total borrowing cap of $29.5 million. Pursuant to the Loan Agreement, Sayyah borrowed an aggregate principal amount of $27 million, executing various promissory notes (the "Sayyah Notes") in the aggregate principal amount. On the Effective Date, the outstanding principal balance of the loan from ICH to Sayyah was $27 million.

     The Trust filed an adversary proceeding objecting to the Sayyah claim and seeking a judgment against Sayyah for amounts due under the loans to Sayyah pursuant to the Loan Agreement and Sayyah Notes. Under the terms of the Joint Plan and the order confirming the Joint Plan, the Bankruptcy Court will determine the amount of Sayyah's secured claim and timing of the offset to which Sayyah is entitled and the amount of Sayyah's unsecured claim, if any. The unsecured portion of the Sayyah claim, if any, will be treated as a Class 5 Claim in the amount determined by the Bankruptcy Court. The Trust has objected to Sayyah's proof of claim to the extent it sought recovery for unmatured original issue discount in the ICH Note. Summary judgment motions were filed by Sayyah and the Trust and the Bankruptcy Court has ruled in favor of Sayyah with respect to the original issue discount issue. The Trust has reserved its right to appeal such decision. A trial is scheduled in June of 1998 on the remaining issues.

     The  amount  Sayyah  is  seeking  as an  unsecured  claim,  as set forth in discovery responses served in the adversary proceedings filed with the Bankruptcy Court, is approximately $3.25 million, plus interest and attorney's fees and other expenses. In accordance with the Bankruptcy Court order confirming the Joint Plan, the Trust has reserved the amount of $3.3 million with respect to the Class 5 Claim, if any, of Sayyah. The reserved amount is not a limit to the amount, if any, of an allowed ICH Class 5 Claim of Sayyah. The ultimate amount and outcome of the Sayyah claim, including appeals, if any, is uncertain.

     GSLIC Claim. GSLIC filed a proof of claim in the ICH and FMI bankruptcy cases requesting that a claim be allowed in the amount of any judgment against GSLIC in pending litigation in Louisiana, Texas and elsewhere regarding "vanishing premium policies." GSLIC contends that ICH and FMI are co-liable with GSLIC because these vanishing premium policies were issued by GSLIC when GSLIC was an affiliate of ICH. The Trust filed an objection to GSLIC's claim in February 1998. Among other objections, the Trust contended that the contingent reimbursement claims asserted by GSLIC are not allowable under the Bankruptcy Code. Pursuant to an order entered by the Bankruptcy Court related to the GSLIC matter in November of 1997, GSLIC capped its potential claim at $3.0 million, and the Trust reserved $3.0 million in non- cash assets to satisfy any potential allowed claim. In late April 1998, the Trust and GSLIC tentatively agreed to a settlement of GSLIC's claim whereby GSLIC has agreed to withdraw its claims in exchange for a one-time cash payment of $125,000 from the Trust. The Trust, FMI and GSLIC would also execute mutual releases. The settlement is subject to final documentation satisfactory to the parties and approval by the Bankruptcy Court upon submission of the appropriate motion, which the Trust anticipates will occur shortly.

     Claims of Officers and Directors in ICH and FMI Cases. A number of former officers and directors filed proofs of claim for possible rights of indemnification in the ICH and FMI bankruptcy cases. No dollar amount of claim is specified. A defense fund for the payment of litigation expenses incurred by the directors and officers, including in connection with certain securities litigation brought by ICH stockholders, was established during the pendency of the Case. Amounts remaining in the defense fund were transferred to the Trust on the Effective Date and the Trust assumed ICH's indemnification obligations with respect to ICH's directors and officers. The Trust has entered into a settlement agreement whereby the Trust will receive releases from the officers and directors, and the withdrawal of their claims against ICH and FMI, in exchange for the conveyance by the Trust of a small ownership interest in Reorganized ICH and the Trust's agreement to share certain rights in the defense fund established for the officers and directors during the Case. The defense fund currently amounts to $114,000, which amount the Trust expects would be fully depleted by the directors' and officers' litigation expenses. The settlement agreement will be submitted to the Bankruptcy Court for approval, and it is anticipated that such submission will be made shortly. The terms of the agreement will not become effective until the Bankruptcy Court has approved the agreement. If the settlement agreement becomes effective, the Trust anticipates that it will request dismissal of the FMI bankruptcy case. If the Bankruptcy Court does not approve the settlement, the Trust may pursue objections to the claims of a number of the officers and directors. Such objections would include that the directors' and officers' right to reimbursement is contingent and therefore not allowable under the Bankruptcy Code. In such event, the allowed amount, if any, of such claim and their priority relative to the rights of Trust Beneficiaries is uncertain.

     Additional Claims. The Kentucky Revenue Cabinet filed a proof of claim for $1.2 million in January, 1998. On April 13, 1998, the Bankruptcy Court heard the Trust's objection to the claim and subsequently ruled that the claim is disallowed. Also, two insurance companies filed proofs of claims totaling $263,000 and other sums not yet matured related to potential premiums due under certain insurance policies. Although the Trust cannot predict the outcome of such claim or the amount of such claim if allowed, the Trust believes that such claim is not likely to result in any liability to the Trust.

     Claims may from time to time be asserted against the Trust or its subsidiaries, relating to the activities of the Debtors' or otherwise. If so asserted, the resolution of any such claims will depend upon the particular facts and circumstances of such claim and may reduce the amount distributable to Trust Beneficiaries.

Distributions

     Total distributions in 1997 were approximately $302 million or 81.41% of the allowed Trust Interests as shown below. In addition, the Trust distributed $18.5 million or 5.0% of allowed Trust Interests in 1998.

              Distributions to Holders of Interests
              -------------------------------------
                                                  Distribution Amount
                                                  -------------------
                                                                 As %
   Distribution Date                               $          of Interest
   -----------------                         --------------   -----------
   March 3, 1997                             $  199,098,499       53.72%
   May 27, 1997                                  11,118,680        3.00
   September 10, 1997                            91,506,737       24.69
                                             --------------       -----
      Total                                  $  301,723,916       81.41%
                                             ==============       =====
   February 27, 1998                         $   18,531,133        5.00%

Item 3. Properties

     The Trust has no material properties.

     The Trust occupies approximately 1,500 square feet of office space at an annual cost of $24,000.

Item 4. Security Ownership of Certain Beneficial Owners and Management

     (a) Since the Trust has no outstanding "voting securities" within the meaning of the 1934 Act and the regulations thereunder, the disclosure requirements of Form 10 pertaining to 5% holders of voting securities are not applicable.

     (b) The Managing Trustee is not, and by the terms of the Trust Agreement may not be, a Trust Beneficiary. Interests in the Trust owned by Supervisory Trustees as of March 31, 1998 are shown in the following table:

                               Number of and % of
                      Interests Owned as of March 31, 1998
                Owner           Number              Percent of Total
                -----           ------              ----------------

 Gregory Lathrop...............  1,950,572 (1)              *
 Jeffrey Schultz...............  -0-                        *
 John M. Tobin.................  -0-                        *

 * Less than 1%.

     (1) Includes 26,008 Trust Interests held by Lathrop Investment Management Corporation profit sharing plan, over which Mr. Lathrop has sole investment discretion, and 1,924,564 Trust Interests held by Lathrop Investment Management Corporation on behalf of its investment advisory clients which Mr. Lathrop may be deemed to beneficially own by virtue of his position as the president and sole stockholder of Lathrop Investment Management Corporation.

     (c) Because the Trust does not have any "voting securities" within the meaning of the 1934 Act and the regulations thereunder, changes in ownership of voting securities will not result in a change of control of the Trust. Pursuant to the terms of the Trust Agreement, all of the management and executive authority over the Trust resides in the Managing Trustee and three Supervisory Trustees (together, the "Trustees"). Susan A. Brown, as Managing Trustee, and Jeffrey Schultz, John M. Tobin, and Gregory Lathrop, as Supervisory Trustees, were approved by order of the Bankruptcy Court and are expected to serve for the duration of the Trust. In the event of any Trustee's earlier death, resignation or removal, such Trustee shall be replaced pursuant to the terms of the Trust Agreement as set forth in Item 5 hereof.

     The Trust has no knowledge of any arrangements that may result in a change of control of the Trust.

Item 5. Directors and Executive Officers

     The Trust is managed by a Managing Trustee, Susan A. Brown, the former Chairman and Co-Chief Executive Officer of ICH, who has the responsibility to hold, manage and liquidate the Trust assets and to distribute Available Cash and make other distributions and payments called for in the Joint Plan to be made by the Trust. The Supervisory Trustees, each of whom served as members of the Debtors' Official Committee of Unsecured Creditors (the "Creditors Committee"), are Jeffrey Schultz, John M. Tobin, and Gregory Lathrop. Each Trustee was appointed in accordance with the Joint Plan pursuant to the Trust Agreement and approved by order of the Bankruptcy Court to serve until such Trustee's death, resignation or removal in accordance with the terms of the Trust Agreement. There have been no changes in the Trustees from the Effective Date through the date of this Registration Statement. Background information and employment histories of Ms. Brown and Messrs. Schultz, Tobin, and Lathrop are set forth below.

     Susan A.  Brown,  43,  has been  Managing  Trustee  of the Trust  since the
Effective Date. Ms. Brown served as Chairman of the Board, Chief Financial Officer and Treasurer of ICH, which had filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code on October 10, 1995, from January 1996 to the Effective Date when she resigned from ICH to become Managing Trustee. Prior to joining ICH, Ms. Brown served as the Trustee of the FRBC Trust, the liquidating trust for First RepublicBank Corporation, from September 1994. From 1991 to September 1994, Ms. Brown served as the Chief Executive Officer of First RepublicBank Corporation.

     Gregory Lathrop, 50, has been a Supervisory Trustee of the Trust since the Effective Date. Prior to being appointed as a Supervisory Trustee, Mr. Lathrop served as a member of the Creditors Committee. Mr. Lathrop has been the President, Portfolio Manager and Analyst of Lathrop Investment Management Corporation, a registered investment advisor, since 1981.

     Dr. Jeffrey Schultz, 52, has been a Supervisory Trustee of the Trust since the Effective Date. Prior to being appointed as a Supervisory Trustee, Dr. Schultz served as a member of the Creditors Committee. Dr. Schultz has been a Professor of Finance at Christian Brothers University in Memphis, Tennessee, since 1987. Dr. Schultz also serves as a director of Cherokee Corporation, a company which licenses apparel for Target stores, based in Van Nuys, California and as a trustee of Carolco Liquidating Trust in West Hollywood, California.

     John M. Tobin, 40, has been a Supervisory Trustee of the Trust since the Effective Date. Prior to being appointed as a Supervisory Trustee, Mr. Tobin served as a member of the Creditors Committee. Mr. Tobin has been a Senior Vice President with BEA Associates, a registered investment advisor based in New York City, since 1990.

     Managing Trustee. The Managing Trustee has such powers as are necessary to collect, liquidate or otherwise convert the Trust Assets into cash and to invest cash pending distribution and to pay all expenses, taxes, and other payments. Subject to the terms of the Trust Agreement and the supervision of the Supervisory Trustees, the Managing Trustee may control and exercise authority over the Trust Assets, the acquisition, management, and disposition thereof, and the management and conduct of the activities of the Trust to the same extent as if the Managing Trustee were the sole legal and beneficial owner thereof in her own right.

     The Managing Trustee may resign as such by executing and delivering an instrument in writing to the Supervisory Trustees upon no less than thirty day's advance notice.

     The Managing Trustee may be removed from office (a) for fraud or willful misconduct in connection with the affairs of the Trust upon the motion of the Supervisory Trustees, and upon a finding by the Bankruptcy Court of fraud or willful misconduct by such Managing Trustee after a hearing before the Bankruptcy Court upon not less than 30 days' notice, (b) for such physical or mental disability as substantially prevents the Managing Trustee from performing her duties as Managing Trustee upon the motion of the Supervisory Trustees, and upon a finding by the Bankruptcy Court of such physical or mental disability after a hearing before the Bankruptcy Court on not less than 30 days' notice or
(c) for cause, which includes a breach of fiduciary duty or an unresolved conflict of interest, (other than as specified in the foregoing clauses (a) and (b)) upon the motion of the Supervisory Trustees, and upon finding by the Bankruptcy Court that cause for such removal has been shown after a hearing before the Bankruptcy Court on not less than 30 days' notice.

     In the event of the death or incompetency, resignation, or removal of the Managing Trustee, the Supervisory Trustees shall appoint a successor Managing Trustee.

     Supervisory Trustees. The Supervisory Trustees were appointed to supervise the management and liquidation of the Trust Assets and distribution of Available Cash. The following actions may be taken by the Managing Trustee only with the approval of the Supervisory Trustees: (i) early termination of the Trust or its further extension, (ii) entering into any agreements obligating the Trust to expend funds in an amount greater than $50,000, or to enter into agreements with an affiliate or employee or former employee of the Debtors, or with a term which extends beyond one year, (iii) the borrowing of any funds, (iv) investment of Trust assets other than in Permitted Investments as defined by the Trust Agreement, (v) approving the establishment, increase or decrease of the Operating Reserve as defined by the Trust Agreement, (vi) distributions from the Trust other than distributions set forth in the Joint Plan to persons other than Trust Beneficiaries and distributions to persons specifically ordered by the Bankruptcy Court, (vii) the commencement or defense of any actions on behalf of or against the Trust, (viii) any changes to the form of Trust Certificates the effect of which may impede the transfer of the Trust Interest represented by the Trust Certificate or the establishment of any additional requirements for transfer of Trust Certificates, (ix) any material filing with or application to any governmental agency, other than ordinary routine filings or applications incidental to the activity of the Trust or expressly contemplated to be filed by the Trust Agreement or the Joint Plan, and (x) the sale, assignment or transfer of any Trust Assets, except as otherwise set forth in the Trust Agreement or approved by order of the Bankruptcy Court, in an amount exceeding $500,000.

     The approval of the Supervisory Trustees shall mean the affirmative consent of at least two Supervisory Trustees, or, if only one Supervisory Trustee is serving at any time, the consent of such Supervisory Trustee or, if no Supervisory Trustees are serving at any time, upon Order of the Bankruptcy Court. Affirmative consent of a Supervisory Trustee is by written confirmation of a Supervisory Trustee upon the written request of the Managing Trustee to all Supervisory Trustees.

     A Supervisory Trustee may resign as such by executing and delivering an instrument in writing to the Managing Trustee and the remaining Supervisory Trustees.

     A Supervisory Trustee may be removed in the event physical or mental disability prevents a Supervisory Trustee from substantially performing his duties upon the unanimous consent of the other Supervisory Trustees. A majority of the Trust Beneficiaries may at any time remove any Supervisory Trustee with or without cause.

     Upon the death, resignation or removal of a Supervisory Trustee, the remaining Supervisory Trustees may (but shall not be required to) appoint a Trust Beneficiary (or employee or member thereof) as a successor Supervisory Trustee. If there are no remaining Supervisory Trustees, the Managing Trustee may apply to the Bankruptcy Court for the appointment of a Supervisory Trustee or Supervisory Trustees. In no event shall any insider or affiliate of the Debtor serve as a Supervisory Trustee.

     A Trustee may rely, and shall be fully protected personally in acting upon, any resolution, statement, certificate, instrument, opinion, report, notice, request, consent, order, or other instrument or document which such Trustee has no reason to believe to be other than genuine and to have been signed or presented other than by the proper party or parties or, in the case of facsimile transmission, to have been sent other than by the proper party or parties, in each case without obligation to satisfy himself or herself that the same was given in good faith and without responsibility for errors in delivery, transmission, or receipt. In the absence of fraud, willful misconduct or gross negligence, a Trustee may rely as to the truth of statements and correctness of the facts and opinions expressed therein and shall be fully protected personally in acting thereon. The Trustees may consult with and rely on the advice of legal counsel and such other experts, advisors, consultants or other professionals as shall have been retained pursuant to the Trust Agreement and shall be fully protected in respect of any action taken or suffered by them in accordance with the written opinion of legal counsel.

     The Trust does not have executive officers. Its affairs are managed by the Managing Trustee under the supervision of the Supervisory Trustees as described above.

Item 6. Executive Compensation

     The Trust Agreement provides that the Managing Trustee will be compensated in an amount and upon terms which are mutually acceptable to the proposed Managing Trustee and the Supervisory Trustees, but that Ms. Brown, as the initial Managing Trustee, will be compensated on terms substantially in conformity with the compensation agreement between Ms. Brown, in her capacity as co-chief executive officer, and the Debtors dated as of January 1, 1996. On the Effective Date, such agreement was canceled and, pursuant to the foregoing provisions of the Trust Agreement, Ms. Brown and the Trust entered into that certain Compensation Agreement dated February 19, 1997 between the Trust and Susan A. Brown ("Compensation Agreement"). The following description of the Compensation Agreement is only a summary and is qualified by reference to the Compensation Agreement, a copy of which is filed as Exhibit 10.1 to this Registration Statement.

     The compensation of the Managing Trustee is comprised of three components: base salary, benefits and incentive compensation. The Managing Trustee is paid a base salary of $250,000 per year and provided health and life insurance benefits. In addition, the Managing Trustee is entitled to receive an incentive bonus when and if distributions in excess of $260 million are paid to holders of Trust Interests.

     Under the terms of the Compensation Agreement, the Managing Trustee will receive:

     (1) 1.0% of any amount distributed in excess of $260 million and less than or equal to $280 million;

     (2) 2.0 % of any amount distributed in excess of $280 million and less than or equal to $310 million;

     (3)  2.5% of any amount distributed in excess of $310 million.

     For purposes of determining the amount distributed, cash distributed is discounted at the rate of 4% per annum for the period from the date of distribution back to January 1, 1997.

     The Trust's expenses related to the Managing Trustee's bonus payments were estimated and accrued prior to the Effective Date at $2.1 million. The Trust paid a bonus of $553,920 in the aggregate to the Managing Trustee in 1997.

     The former Co-CEO of the Debtors entered into a Compensation Agreement with the Debtors as of January 1, 1996 on substantially the same terms as the agreement with the Managing Trustee as described above. Bonus payments of $553,920 were made by the Trust under such agreement in 1997.

     Under the terms of the Trust Agreement, as compensation for services rendered to the Trust, each Supervisory Trustee receives $2,000 per month.

     The Managing Trustee and each Supervisory Trustee is also reimbursed for reasonable expenses incurred in the performance of their respective duties under the Trust Agreement.

Item 7. Certain Relationships and Related Transactions.

     The Trust has entered into an agreement with Southwestern Financial Services Corporation ("SFSC"), whereby SFSC supplies financial reporting, tax services and administrative support to the Trust. The Trust paid SWFS $50,000 in 1997 for these services. SFSC is an affiliate of SFC which received the assets formerly owned by FMI under the sale of ICH's principal insurance subsidiaries to SFC.

     The Trust has agreed to certain aspects of a settlement between Reorganized ICH, certain former officers and directors of ICH and other parties. See "Item 2, Financial Information - Claims - Claims of Officers and Directors in ICH and FMI Cases."

Item 8. Legal Proceedings

     BML Litigation. On or about December 8, 1997, a petition was filed in the District Court of Harris County, Texas styled New Era Life Insurance Co. v. Bankers Multiple Line Insurance Company pursuant to which New Era Life Insurance Company ("New Era") alleges breaches of certain representations, warranties and covenants contained in the stock purchase agreement pursuant to which New Era purchased PALICO. The petition seeks damages in the amount of at least
$2,500,000 and punitive damages in the amount of $5,000,000. The petition has not yet been served on BML, and BML and the Trust are in the process of evaluating the claims made by New Era in the petition. With the exception of claims for indemnification for state taxes totaling approximately $175,000 which were not submitted in accordance with the indemnity terms of the stock purchase agreement, BML does not believe the claims of New Era are meritorious.

     Thomas M. Bronson, Jr. and Deborah Bronson v. Bankers Multiple Line Insurance Company and Phillip A. Lacefield, Cause No. 68463-7 TD, currently pending in the Circuit Court of Tennessee for the Thirtieth District at Memphis was filed in March 1995. The suit alleges causes of action against BML and one of its agents on the basis of fraud and attempts to impose liability on BML under the doctrine of vicarious liability and respondeat superior. The suit also includes claims for deceptive trade and unfair practices under two Tennessee consumer protection statutes. The plaintiffs are seeking both compensatory and punitive damages of $5,500,000. BML's motion for summary judgment was denied in the fall of 1997. If settlement negotiations are unsuccessful, the matter will proceed to trial.

     Additionally, BML is a party to litigation relating to claims under policies it underwrote, all of which are ordinary and routine for the business BML then conducted. Under the terms of the Joint Plan, the Trust may be liable with respect to any liability of BML.

     Reference is made to Notes 11 and 13 of the Trust Financial  Statements for
additional   information   concerning  these  matters  and  various   additional
litigation involving the Trust and its subsidiaries.

     As provided in the Joint Plan, the Bankruptcy Court has retained jurisdiction over the Trust, Trustees and the Trust Assets, including, without limitation, the determination of all controversies and disputes arising under or in connection with the Trust.

     For a description of claims litigation see "Item 2, Financial Information Claims".

Item 9. Market Price of and Dividends on the Registrants Common Equity and Related Stockholder Matters

     (a) The Trust Interests are not listed on any securities exchange or quoted on the National Association of Securities Dealers Inc. Automated Quotation System. The Trust Interests trade infrequently and the trading volume is often small. According to a market maker in the Trust Interests as of April 16, 1997, the bid-ask range on the Trust Interests was $0.12 to $0.15 per interest. Such quotations reflect inter-dealer prices, without retail markup, markdown, or commission.

     (b) As of  April  16,  1998  there  were 303  holders  of  record  of Trust
Interests.

     (c) The following table sets forth the distributions paid to holders of Trust Interests in 1997.

                        Distributions on Trust Interests
                  Date                           Per Interest         Total $
                  ----                           ------------         -------
   March 3, 1997.........................        $  .5372        $  199,098,499
   May 27, 1997..........................           .0300            11,118,680
   September 10, 1997....................           .2469            91,506,737

     In addition, a distribution of $0.05 per Trust Interest or $18,531,133 was paid February 27, 1998.

     Under the terms of the Trust Agreement, the date of record for determining entitlement of any holder of a Trust Interest to any payments on a Distribution Date is 15 Business Days prior to a Distribution Date. The Managing Trustee is required to give notice of a Distribution Date to holders of Trust Interests and the record date in connection therewith in the monthly report filed with the Bankruptcy Court at least 10 Business Days prior to the corresponding record date. Distribution Dates are such dates as the Managing Trustee and Supervisory Trustees from time to time designate as a Distribution Date.

Item 10. Recent Sales of Unregistered Securities

     The Trust Interests were issued to holders of Class 5 Claims pursuant to the Joint Plan and their issuance was exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 1145 of the Bankruptcy Code.

Item 11. Description of Registrant's Securities to be Registered

     In exchange for and in full settlement of all ICH Class 5 Claims, the holders of Allowed ICH Class 5 Claims received interests in the Trust representing a percentage beneficial interest in all proceeds of all Trust Assets following payment of or provisions for all other Claims and other obligations as provided for in the Joint Plan and the Trust Agreement. Each ICH Class 5 Claimant received a Trust Interest for each $1 of the Allowed Amount of such Claimant's ICH Class 5 Claim of the Effective Date. On the Effective Date, 370,622,669 Trust Interests were issued. The entire amount represented the determined amount of Allowed ICH Class 5 Claims on the Effective Date. As of April 30, 1998, none of the Contested Claims as of the Effective Date had been allowed. The Contested Claim of the Jane Harlick Trust has since been settled for a one time cash payment of $413,520.

     The ownership of a beneficial interest under the Trust Agreement does not entitle any beneficiary to any title in or to the Trust Assets as such, or to any right to call for a partition or division of the same, or to require an accounting except as specifically required by the terms of the Trust Agreement. Holders of Trust Interests are entitled to receive Pro Rata distributions of Available Cash as and when from time to time determined and declared by the Managing Trustee, with the consent of the Supervisory Trustees, in accordance with the provisions of the Trust Agreement. Generally, "Available Cash" means, as of any date of calculation, the aggregate of all cash or cash equivalents available for immediate distribution held by the Trust, as reflected on the books and records of the Trust, less (i) until released from reserve or paid, cash required to pay retiree benefit obligations, professional fee claims and post petition liabilities of the Debtors, (ii) $3.3 million in cash for the contested claim of Victor Sayyah and other amounts, cash, if any, required to fund the Contested Claim Reserve as defined in the Trust Agreement, and (iii) the Operating Reserve.

     Under the terms of the Trust Agreement, the Managing Trustee is required to distribute at least annually all Available Cash to holders of record of Trust Interests and to other Claimants in accordance with the treatment of Claims provided in the Joint Plan. In determining whether there is any Available Cash available for distribution, the Managing Trustee may, in her discretion, give due consideration to the possibility that there may exist unasserted Claims against the Trust or asserted Claims which are not yet Allowed Claims or otherwise not yet due and payable and may establish reserves therefor in accordance with the Trust Agreement. Under the terms of the Trust Agreement, Distribution Dates are such dates as the Managing Trustee and the Supervisory Trustees from time to time designate as a Distribution Date. The date of record for determining entitlement of any holder of a Trust Interest to any payments is 15 Business Days prior to a Distribution Date. The Managing Trustee is required to give notice of a Distribution Date to holders of Trust Interests and the record date in connection therewith in the monthly report prepared under the Trust Agreement and filed with the Bankruptcy Court at least 10 Business Days prior to the corresponding record date. The ultimate amounts distributed to holders of Trust Interests will result from the cash proceeds actually realized for the liquidation of the non-cash Trust Assets, resolution of claims against and liabilities associated with the Trust Assets, and cost of administering the Trust.

     Holders of Trust Interests are not entitled to any voting rights under the Trust Agreement, provided however, that a majority of the Trust Beneficiaries voting pursuant to the Trust Agreement may at any time remove any Supervisory Trustee with or without cause. The outcome of any vote of holders of Trust Certificates shall be determined in favor of the majority of holders of Trust
Certificates actually voting, based upon the face amount of their Trust Certificates.

     Trust Interests are represented by certificates substantially in the form attached to the Trust Agreement, with such changes as the Managing Trustee may from time to time find necessary or desirable to conform to the provisions of the Trust Agreement, the Joint Plan or any applicable laws or regulations. The Managing Trustee may cause to be placed on any Trust Certificate such legends as she deems on advice of counsel are required or appropriate under securities, tax or other laws and regulations in connection with tax withholding or otherwise. Any person to whom a Trust Certificate is issued or transferred, by virtue of the acceptance thereof, shall assent to and be bound by the terms and conditions of the Trust Agreement and the Joint Plan. Under the terms of the Trust Agreement, no Trust Interest may be transferred unless such transfer is made (i) pursuant to a registration statement effective under the Securities Act of 1933, as amended, or pursuant to an available exemption from registration requirements of the Securities Act and (ii) in accordance with all applicable state securities laws.

     The Managing Trustee has appointed Mid-America Bank of Louisville and Trust Company for the purpose of registering and transferring Trust Interests as provided in the Trust Agreement.

     The Trust Agreement may be amended, modified or altered only upon (i) the recommendation of the Managing Trustee to the Supervisory Trustees and the approval of the Supervisory Trustees, and (ii) Order of the Bankruptcy Court.

     The foregoing description is only a summary and is qualified by reference to the Trust Agreement, a copy of which is filed as Exhibit 3.1 to this Registration Statement.

Item 12. Indemnification of Directors and Officers

     According to the Trust Agreement, no Trustee shall be personally liable in connection with the affairs of the Trust or any other Trustee, any Trust Beneficiary, or the Trust, or any other person, except for such of the Trustee's acts or omissions as shall constitute fraud, willful misconduct or gross negligence. Except in those situations in which a Trustee is not exonerated of personal liability as described above, a Trustee shall be defended, held harmless and indemnified from time to time from the Trust Assets against any and all losses, claims, costs, expenses and liabilities (including legal fees and expenses) and any costs of defending any action to which a Trustee may be subject in connection with any action, suit, proceeding or investigation brought or threatened against such Trustee in such Trustee's capacity as trustee or in any other capacity contemplated by the Trust Agreement, the Joint Plan or in any matter arising out of or related to the Trust Agreement or the affairs of the Trust. The Trust Agreement provides that the Trustees shall be indemnified for their negligence.

     The Trust has purchased a $10 million Trustee's Liability Insurance Policy for an initial term of three years.

     Under the Texas Trust Code, a trustee who incurs personal liability for a tort committed in administration of the trust is entitled to exoneration from the trust property if the trustee has not paid the claim or to reimbursement from the trust property if the trustee has paid the claim, if (i) the trustee was properly engaged in a business activity for the trust and the tort is a common incident of such activity; (ii) the trustee was properly engaged in a business activity for the trust and the trustee (or, if applicable, any officer or employee of the trustee) is not guilty of actionable negligence or intentional misconduct in incurring the liability; or (iii) the tort increased the value of the trust property. A trustee who is entitled to exoneration or reimbursement for a tort that increased the value of the trust property may only be exonerated or reimbursed to the extent of the increase in such value. Additionally, a court has discretion to award costs and reasonable attorney's fees incurred by a trustee in defending such liability as the court finds equitable and just.

     The Texas Trust Code also provides that if a trustee or predecessor trustee makes a contract that is within such person's power as trustee and a cause of action arises on the contract, the trustee may be sued in such trustee's representative capacity, and a judgment rendered in favor of the plaintiff may be collected against the trust property.

Item 13. Financial Statements and Supplementary Data.

     The financial statements and supplementary information of the Trust filed with this Registration Statement are included as Appendix A hereto.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

     None.

Item 15. Financial Statements and Exhibits.

     (a)  Financial Statements.

     The financial statements and supplementary information of the Trust filed with this Registration Statement are included in Appendix A hereto.

     (b)  Exhibits.

     The following exhibits are filed with this Registration Statement:

     Exhibit 2.1 First Amended Joint Plan of Reorganization Under Chapter 11

     Exhibit 2.2 Order Confirming First Amended Joint Plan of Reorganization Under Chapter 11

     Exhibit 3.1 Lone Star Liquidating Trust Agreement dated as of February 19, 1997

     Exhibit 3.2 Form of Trust Certificate

     Exhibit 10.1 Compensation Agreement between Lone Star Liquidating Trust and Susan A. Brown

     Exhibit 10.2 Employee Leasing Agreement, dated February 19, 1997, among Lone Star Liquidating Trust, Facilities Management Installation, Inc. and Southwestern Financial Services Corporation

     Exhibit 10.3 Addendum No. 1, dated as of February 19, 1998 to Employee Leasing Agreement.

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              LONE STAR LIQUIDATING TRUST



                                              /s/ Susan A. Brown
                                              ------------------
                                              Susan A. Brown
                                              Managing Trustee
                                              Dated: May 1, 1998

                                TABLE OF CONTENTS


REPORT OF INDEPENDENT ACCOUNTANTS............................................A-2

STATEMENTS OF NET ASSETS IN LIQUIDATION......................................A-3

STATEMENT OF CHANGES IN NET ASSETS IN LIQUIDATION............................A-4

STATEMENT OF RECEIPTS AND DISBURSEMENTS......................................A-5

NOTES TO FINANCIAL STATEMENTS.........................................A-6 - A-14

                        Report of Independent Accountants


To the Supervisory Trustees
Lone Star Liquidating Trust

We have audited the accompanying statements of net assets in liquidation of the Lone Star Liquidating Trust (the "Trust") as of December 31, 1997 and February 19, 1997 (date of inception), and the related statement of changes in net assets in liquidation and statement of receipts and disbursements for the period from February 19, 1997 (date of inception) to December 31, 1997. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures accompanying the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lone Star Liquidating Trust as of December 31, 1997 and February 19, 1997 (date of inception), and the changes in its net assets in liquidation and receipts and disbursements for the period from February 19, 1997 (date of inception) to December 31, 1997, in conformity with generally accepted accounting principles.

As more fully described in Note 7 and 8, the accompanying financial statements include an investment interest in Stone Capital, Inc. and an investment in the net assets of Bankers Multiple Line Insurance Company, which includes accruals for contingent liabilities, which have been valued by the Trust in the absence of readily ascertainable market values based on the latest available information. These investments represent approximately 60% and 14% of net assets in liquidation at December 31, 1997 and February 19, 1997 (date of inception), respectively. Because of the inherent uncertainty of valuation, the estimated realizable values of these investments may differ significantly from the values that would have been used had either readily ascertainable markets or other representative markets for the investments existed, and the differences could be material.


                                                     /s/COOPERS & LYBRAND L.L.P.

Dallas, Texas
April 1, 1998

                           LONE STAR LIQUIDATING TRUST
                     STATEMENTS OF NET ASSETS IN LIQUIDATION
        as of December 31, 1997 and February 19, 1997 (date of inception)

                                                                         December 31,        February 19,
                                                                             1997                1997
                                                                        --------------      --------------
Assets:
   Cash and cash equivalents                                            $      672,980      $      168,035
   Restricted cash                                                           1,710,008           3,593,916
   Short-term and government investments                                     8,709,050         151,004,439
   Restricted short-term investments                                              --           106,344,622
                                                                        --------------      --------------
         Total cash and short-term investments                              11,092,038         261,111,012

   Investment in bonds                                                          67,822          41,476,300
   Accrued investment income                                                    31,193                --
   Investment in common stocks                                                  70,150           1,944,629
   Investment in Limited Partnership                                        15,200,000                 --
   Accounts receivable                                                       1,675,065          34,439,550
   Investment in real estate                                                     1,213           2,646,851
   Investment in subsidiaries:
     Bankers Multiple Line Insurance Company                                20,600,000                --
     Facilities Management Installation, Inc.                                9,267,274           9,351,959
     BML Agency                                                                211,260             242,769
   Income tax recoverable from SFC, net                                           --             2,832,275
   Distribution and liquidation interest in Stone Capital, Inc.
     (Formerly CFSB Corporation)                                            18,000,000          18,000,000
                                                                        --------------      --------------
         Total assets                                                       76,216,015         372,045,345
                                                                        --------------      --------------
Liabilities:
   Postpetition accrued expenses                                             3,549,455           7,386,015
   Retired employee liability                                                5,565,000           5,565,000
   Class 1 claim--Ozark                                                           --               371,152
   Priority tax claim--Kentucky                                                   --                69,569
   Reserve for contested claims                                              3,300,000           3,300,000
   Claim against SWF escrow                                                       --               911,391
                                                                        --------------      --------------
         Total liabilities                                                  12,414,455          17,603,127
                                                                        --------------      --------------
Net assets available in liquidation to trust interests                  $   63,801,560      $  354,442,218
                                                                        ==============      ==============

The accompanying notes are an integral part of these financial statements.

                           LONE STAR LIQUIDATING TRUST
                STATEMENT OF CHANGES IN NET ASSETS IN LIQUIDATION
            for the period from February 19, 1997 (date of inception)
                              to December 31, 1997

                                                               February 19,
                                                                   1997
                                                              --------------
Net assets in liquidation, beginning of period                $  354,442,218
                                                              --------------
Increases realized from net assets:
   Interest income                                                 4,309,515
   Other income                                                      204,752
   Income tax benefit                                              1,245,905
   Net gain on sale of real estate                                   324,362
                                                              --------------
                                                                   6,084,534
                                                              --------------
Increases in unrealized value of net assets:
   Limited partnerships                                            4,800,000
   Investments in subsidiaries                                     4,307,099
   Short-term investments                                             57,065
                                                              --------------
                                                                   9,164,164
                                                              --------------
         Total increases in net assets                            15,248,698

Decreases realized from net assets:
   Bonds and common stocks                                           468,796
                                                              --------------

   General and administrative costs:
     Investment in real estate expenses                              295,231
     Litigation settlement                                           413,520
     Professional fees                                             1,818,218
     Retiree benefits                                                370,631
     Salaries and trustee expenses                                   333,597
     Other                                                           465,447

         Total general and administrative costs                    3,696,644
                                                              --------------
Net increase in net assets in liquidation                         11,083,258

   Distributions to Trust Interests                              301,723,916
                                                              --------------
Net assets in liquidation, end of period                      $   63,801,560
                                                              ==============

The accompanying notes are an integral part of these financial statements.

                           LONE STAR LIQUIDATING TRUST
                     STATEMENT OF RECEIPTS AND DISBURSEMENTS
            for the period from February 19, 1997 (date of inception)
                              to December 31, 1997

                                                                                   February 19,
                                                                                       1997
                                                                                  --------------
Receipts:
   Proceeds from sale of investments                                              $  294,524,374
   Interest income                                                                     4,278,322
   Transfers from subsidiaries                                                        10,423,292
   Collections and sales of other assets:
     Tax refunds                                                                       4,078,181
     Deposits on real estate/escrow account                                            1,928,908
     Other accounts receivables                                                        1,000,746
                                                                                  --------------
         Total receipts                                                              316,233,823
                                                                                  --------------
Disbursements:
   Class 1 and priority claims payments                                                 (444,671)
   Purchase of BML capital stock                                                      (5,000,000)
   Payments of postpetition accrued expenses and general and
     administrative costs                                                            (10,030,679)
   Payment of litigation settlement                                                     (413,520)
                                                                                  --------------
         Total disbursements                                                         (15,888,870)
                                                                                  --------------
Increase in cash and cash equivalents before distributions                           300,344,953

Distributions                                                                       (301,723,916)
                                                                                  --------------
Decrease in cash and cash equivalents                                                 (1,378,963)

Cash and cash equivalents at beginning of period (of which $3,593,916
   was restricted)                                                                     3,761,951
                                                                                  --------------
Cash and cash equivalents at end of period (of which $1,710,008
   was restricted)                                                                $    2,382,988
                                                                                  ==============

The accompanying notes are an integral part of these financial statements.

                           LONE STAR LIQUIDATING TRUST
                          NOTES TO FINANCIAL STATEMENTS


1.       Summary of Significant Accounting Policies:

         Description of Trust

         On October 10, 1995, ICH Corporation ("ICH") and its wholly-owned subsidiaries, Care Financial Corporation and SWL Holding Corporation (collectively, with ICH, the "Debtors") and Facilities Management Installation, Inc. ("FMI"), a subsidiary of ICH that provided management, data processing and other support services to ICH's insurance subsidiaries, filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Northern District of Texas, Dallas Division (the "Bankruptcy Court"). Under the Chapter 11 proceeding, the Debtors and FMI continued business operations as "debtors in possession." In accordance with a competitive procedure established by the Bankruptcy Court, ICH's principal insurance subsidiaries and substantially all the assets of FMI were sold in December 1995 to Southwestern Financial Corporation ("SFC"), a corporation newly formed by PennCorp Financial Group ("PennCorp") and Knightsbridge Capital Fund I, L.P. Three of four remaining insurance subsidiaries held indirectly by ICH through its other remaining insurance subsidiary, Bankers Multiple Line Insurance Company ("BML"), were sold prior to confirmation of the Joint Plan of Reorganization (the "Joint Plan"). All of the outstanding stock of BML is held in the registry of the Bankruptcy Court for the benefit of the Trust. FMI, a wholly owned subsidiary of the Trust, remains under the protection of the Bankruptcy Court.

         The Joint Plan was confirmed by the Bankruptcy Court on February 7, 1997, and became effective on February 19, 1997 (the "Effective Date" or "Inception Date"). The Lone Star Liquidating Trust (the "Trust") was formed on the effective date under the Lone Star Liquidating Trust Agreement, dated as of February 19, 1997 (the "Trust Agreement").

         The purpose of the Trust is the orderly disposition, liquidation and distribution of trust assets, distributing available cash to the Trust Beneficiaries (defined below) and making other distributions and payments called for in the Joint Plan, with no objective to continue or engage in the conduct of a trade or business. Under the terms of the Trust Agreement, the Trust is permitted to engage only in those activities that are reasonably necessary to the purpose for which it was formed and consistent with its objective not to continue or engage in the conduct of a trade or business. The Trust has not engaged in the conduct of trade or business.

         Pursuant to the Joint Plan, all of the Debtors' assets other than certain specific assets retained by the ICH entity which emerged from bankruptcy ("Reorganized ICH") pursuant to the Joint Plan (the "Retained Assets"), were transferred to the Trust on the effective date. Assets which were transferred to the Trust on the effective date totaled approximately $372 million. Liabilities assumed by the Trust on the effective date totaled approximately $18 million, and included certain administrative, priority and other claims superior to Class 5 Claims. Additionally, the Trust assumed all the rights and obligations of BML, including indemnification obligations, under the sales agreements with the purchasers of three of BML's former insurance subsidiaries sold during the course of the Debtors' bankruptcy case, all non-reinsured liabilities of BML as of the effective date and certain other obligations.

         The Trust Beneficiaries are all holders of an Allowed ICH Class 5 Claim, general unsecured claims, including claims of holders of notes issued by ICH (11 1/4% bonds due 1996 and 11 1/4% bonds due 2003). The Trust Beneficiaries are being paid out on a pro-rata basis applied to the liquidated value of the trust assets. The Trust additionally is responsible for the disposition of the ICH Class 1, 2, 3, and 4 claims; ICH postpetition liabilities, priority tax claims and retiree benefit claims; SWL Holding Corporation Class 1 and 2 claims; and Care

                           LONE STAR LIQUIDATING TRUST
                          NOTES TO FINANCIAL STATEMENTS


         Financial Corporation Class 1 and 2 claims; all to be paid or reserved in full on the later of the Initial Distribution Date of February 19, 1997 or the actual date such payment is due under applicable law.

         Basis of Presentation

         The accompanying financial statements reflect the transactions of the Liquidating Trust utilizing liquidation accounting concepts as required by generally accepted accounting principles. Under this method of accounting, assets are recorded at estimated realizable values and liabilities are presented at their estimated settlement amounts with adjustments for changes in estimated realizable value and estimated settlement amounts being recognized currently. Certain amounts in these footnotes are rounded to the nearest thousand for ease of presentation.

         Cash

         Cash is maintained at financial institutions insured by the Federal Deposit Insurance Corporation ("FDIC") to a maximum of $100,000. The Trust maintained a cash balance in excess of the FDIC insured amount in accounts at December 31, 1997 and February 19, 1997, respectively. The Trust monitors the financial stability of the financial institutions regularly, and management does not believe excessive risk of the failure of any of the financial institutions exists at December 31, 1997.

         Short-Term and Government Investments

         Short-term and government investments, which consisted of U.S. Treasury bills and notes at December 31, 1997 and February 19, 1997 (date of inception), are carried at market value with unrealized gains and losses recognized in the statement of changes in net assets in liquidation.

         Income Taxes

         Management intends for the Trust to be treated as a liquidating trust pursuant to Treasury Regulations Section 301.7701-4(d), and as a grantor trust subject to the provisions of Subchapter J, Subpart E of the Income Revenue Code of 1986, as amended, owned by the Trust Beneficiaries as grantors. As such, the Trust will not be treated as a separate taxable entity. Rather, the holders of an Allowed Class 5 ICH Claims and other entities, if any, that own or acquire beneficial interests in the Trust will be treated as the grantors and thus the owners of the Trust's assets for federal income tax purposes.

         Post-Retirement Benefits

         The Trust has recorded certain post-retirement benefits related to retired employees of the Debtors, as well as for certain retirees of businesses of the Debtors which were previously sold. The liabilities were determined in accordance with SFAS No. 106 "Employers Accounting for Post-Retirement Benefits Other than Pensions."

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Ultimate actual results may, in some instances, differ from previously estimated amounts.

                           LONE STAR LIQUIDATING TRUST
                          NOTES TO FINANCIAL STATEMENTS


         Investments in Subsidiaries

         Under liquidation basis of accounting, the wholly owned subsidiaries of the Trust are recorded under the equity method.

         Valuation of Assets

         Assets of the Trust are recorded at their estimated net realizable value. Generally, net realizable value is the amount which the Trust reasonably expects to receive upon sale to a willing buyer. For those assets which do not have a readily determinable market value, estimated net realizable value is a good faith estimate determined by the Managing Trustee based on the underlying characteristics of such assets, including but not limited to the size of investment, credit worthiness of the issuer, yield to maturity, status of any related contingencies, and private bids. In addition, discount factors, including those related to the time value of money and risk associated with collection, have been applied to these assets to arrive at estimated net realizable value. Estimated realizable value, determined as described above, may differ from the eventual realized value of the assets, which can fluctuate over time in light of business, legal and economic conditions and the financial results of the obligor.
         These differences may be significant.

2.       Short-Term and Government Investments:

         Investments at December 31, 1997 consisted of U.S. Treasury securities. Investments at February 19, 1997 consisted of time deposits and U.S. Treasury securities. All securities are carried at net realizable value.

         Investments at December 31, and February 19, consist of the following:

                                                                  December 31,        February 19,
                                                                      1997                1997
                                                                 --------------      --------------
           U.S. Treasuries maturing within one year              $    8,598,571      $   25,742,736
           U.S. Treasuries maturing after ten years                     110,479             111,703
           Time deposits                                                   --           125,150,000
                                                                 --------------      --------------
                                                                 $    8,709,050      $  151,004,439
                                                                 ==============      ==============

          The gross unrealized gains on investments at December 31, and February
          19, consist of the following:

                                                                  December 31,        February 19,
                                                                     1997                1997
                                                                 --------------      --------------
           Gross unrealized gains                                $       55,840      $         --
                                                                 ==============      ==============

3.       Restricted Cash and Short-Term Investments:

         At December 31, 1997 and February 19, 1997, restricted cash of $1,710,000 and $3,594,000, respectively, and restricted short-term investments (consisting primarily of U.S. treasury bills due within 90 days) of $0 and $106,345,000, respectively, represent funds held in escrow related primarily to the Debtor's sale of its principal insurance subsidiaries.

                           LONE STAR LIQUIDATING TRUST
                          NOTES TO FINANCIAL STATEMENTS


4.       Investments in Bonds and Common Stocks:

         Investments in bonds at December 31, and February 19, are as follows:

                                                                        December 31,        February 19,
                                                                            1997                1997
                                                                        --------------      --------------
         Southwestern Financial Corp. (7.0% matures 12/15/05)           $         --        $   40,000,000
         Mississippi Power & Light (8.5% matures 1/15/23)                         --             1,067,500
         Other investments in bonds                                             67,822             408,800
                                                                        --------------      --------------
                                                                        $       67,822      $   41,476,300
                                                                        ==============      ==============

          Investments in common stocks at December 31, and February 19, are as follows:

                                                                        December 31,        February 19,
                                                                            1997                1997
                                                                        --------------      --------------
         ICH Funding Corporation                                        $         --        $    1,485,955
         Churchill Downs                                                          --               375,000
         Worthington Industries                                                 60,506              75,632
         Other common stock                                                      9,644               8,042
                                                                        --------------      --------------
                                                                        $       70,150      $    1,944,629
                                                                        ==============      ==============

5.       Investment in Limited Partnership:

         The Trust held an investment in Hicks Muse/Connectors Limited Partnership ("Connectors") at December 31, 1997. The sole asset of Connectors was common stock of Berg Electronics Corporation ("Berg"). Assuming a deemed liquidation of the limited partnership at December 31, 1997, the Trust's interest would have been worth approximately $18,700,000 based on the reported closing price of Berg common stock ($23 per share). Based on the volume of restricted stock held by Connectors, market risk and lack of liquidity, the Trust reflected the carrying value of the limited partnership at December 31, 1997 at $15,200,000.

         On February 5, 1998, the shares of stock in Berg were distributed to Connectors' limited partners. On February 11, 1998, the Trust sold all shares of Berg stock in a public, underwritten secondary offering for net proceeds of $19,605,000 ($25 gross offering price per share less $ .75 commission), resulting in a realized gain of $4,405,000. Prior to the secondary offering, on February 7, 1998, Berg's free trading stock was valued at $28 per share.

6.       Real Estate:

         At February 19, 1997, the Trust owned four properties located in Louisiana, Idaho, Florida and Texas. The Louisiana, Idaho and Texas properties with carrying values of $325,000, $322,000, and $2,000,000, respectively, were sold during the year for a net realized gain of $324,000.

                           LONE STAR LIQUIDATING TRUST
                          NOTES TO FINANCIAL STATEMENTS


7.       Accounts Receivable and Investment in Subsidiaries:

         At February 19, 1997, accounts receivable consisted of a $32,000,000 receivable from Reorganized ICH representing assets, net of liabilities, of BML to which the Trust was entitled under the Joint Plan; $2,375,000 of reinsurance receivables; and a $64,000 receivable due from Southwestern Financial Service Corporation for prepayment of accounting and administrative services.

         In addition to the Trust's interest in BML's net assets, at February 19, 1997, the Trust held investments in FMI and BML Agency of $9,352,000 and $243,000, respectively. During April 1997, Reorganized ICH exercised its option as granted in the Joint Plan to sell to the Trust the stock of BML for $5,000,000. Consequently, the Trust had a total investment in BML of $37,000,000 including the $32,000,000 receivable.

         Condensed financial information of BML as of December 31, 1997 and February 19, 1997 (unaudited) is as follows.

                                                                        December 31,        February 19,
                                                                            1997                1997
                                                                        --------------      --------------
         Assets:
           Cash and short-term investments                              $   12,066,000      $    2,819,000
           Bonds and structured securities                                   4,017,000           4,204,000
           Real estate                                                         112,000          11,380,000
           Limited partnership interests                                          --            11,817,000
           Other miscellaneous assets                                        3,532,000           8,651,000
                                                                        --------------      --------------
              Total assets                                              $   19,727,000      $   38,871,000
                                                                        ==============      ==============

         Liabilities:
           Accrued liabilities, taxes and other payables                $    4,578,000      $    6,871,000
                                                                        --------------      --------------

              Total liabilities                                              4,578,000           6,871,000

              Total surplus (net assets)                                    15,149,000          32,000,000
                                                                        --------------      --------------
              Total liabilities and surplus                             $   19,727,000      $   38,871,000
                                                                        ==============      ==============

         The investment in BML included in the statement of net assets in liquidation at December 31, 1997 is valued at $20,600,000. This value differs from statutory surplus due primarily to the $5,000,000 paid to Reorganized ICH. See Note 13 for discussion of certain pending litigation.

         During the period ended December 31, 1997 BML transferred approximately $20,800,000 to the Trust in cash and investments.

                           LONE STAR LIQUIDATING TRUST
                          NOTES TO FINANCIAL STATEMENTS


         Condensed financial information of FMI as of December 31, 1997 and February 19, 1997 (unaudited) is as follows:

                                                                  December 31,        February 19,
                                                                      1997                1997
                                                                 --------------      --------------
         Assets:
           Cash                                                  $    9,858,590      $    5,914,901
           Accounts receivable and other                              1,242,780           6,511,783
                                                                 --------------      --------------
              Total assets                                       $   11,101,370      $   12,426,684
                                                                 ==============      ==============
         Liabilities:
           Postpetition liabilities                              $       10,275      $        6,551
           Retired employee liability                                 1,823,821           1,823,821
           Other compensation accruals                                     --             1,244,353
                                                                 --------------      --------------
              Total liabilities                                       1,834,096           3,074,725

              Total equity                                            9,267,274           9,351,959
                                                                 --------------      --------------
              Total liabilities and equity                       $   11,101,370      $   12,426,684
                                                                 ==============      ==============

8. Distribution and Liquidation Interest in Stone Capital, Inc. (formerly CFSB Corporation):

         The Stone Capital Interest arises from the agreement of Consolidated National Corporation ("CNC") to share with ICH certain economic benefits it received in relation to Stone Capital, Inc. ("Stone Capital"), a holding company organized by James M. Fail ("Fail") to organize and charter its wholly owned subsidiary, Bluebonnet Savings Bank, FSB ("Bluebonnet"). Bluebonnet was formed in 1988 to acquire 15 insolvent Texas savings and loan associations as part of the Federal Home Loan Bank Board government assisted "Southwest Plan." Historically, ICH and CNC loaned monies to Fail, Stone Capital, or Bluebonnet for the purpose of capitalizing Bluebonnet. In connection with its loans, CNC negotiated for, and received, a 49% interest in (i) dividends or other distributions to or for the benefit of Fail from Stone Capital, excluding amounts used for (a) interest and principal payments on certain debt, (b) amounts specified for certain litigation settlements and (c) certain dividend payments from Bluebonnet, (ii) certain proceeds from the sale or transfer of Stone Capital common stock and (iii) benefits from Stone Capital's tax attributes (collectively, the "Stone Capital Proceeds"). CNC agreed to share the Stone Capital Proceeds with ICH based on the proportionate amount of loans granted by ICH as compared to the total amount of the loans by ICH and CNC. Based on such agreement, ICH is entitled to receive 27.7% of the payments CNC receives under CNC's agreement with Stone Capital and Fail. Therefore, ICH is entitled to 13.57% of the Stone Capital Proceeds (such interests referred to herein as the "Stone Capital Interest"). ICH's interest in Stone Capital was transferred to the Trust according to the Joint Plan. The Stone Capital Interest does not entitle the Trust to any voting rights or any other rights of ownership with respect to Stone Capital and, therefore, the Trust is unable to control or direct the timing or amount of any distributions that may be declared or paid by Stone Capital.

         The value of the Stone Capital Interest is subject to considerable uncertainty. The Trust has assigned a carrying value of $18 million to the Stone Capital Interest based on (a) prior valuations by the Debtors of Stone Capital Interest, (b) consideration of the financial condition of Stone Capital and (c) certain risk factors associated with

                           LONE STAR LIQUIDATING TRUST
                          NOTES TO FINANCIAL STATEMENTS


         the Stone Capital Interest, which include the timing and amount of dividends that may (or may not) be declared by Stone Capital, and the outcome of certain litigation against Stone Capital and Fail. The amount ultimately realized by the Trust for the Stone Capital Interest may differ materially from the value assigned to such interest and will depend, in part, on the effect of the risk factors referred to above, which factors are (or will be) outside the control of the Trust. The value of the Stone Capital interest has not been adjusted for the Trust's allocable share of Stone Capital's current year net income due to the uncertainty surrounding the timing and amount of dividends and the lack of any distributions received to date.

9.       Postpetition Accrued Expenses:

         The Trust has a compensation agreement with Susan A. Brown, Managing Trustee, which provides incentive bonuses dependent upon the amount of distributions in excess of $260,000,000 paid to non-priority unsecured claimants of the Debtors. The former Co-CEO of the Debtors entered into a compensation agreement with the Debtors on January 1, 1996 on substantially the same terms as the agreement with the Managing Trustee. As of December 31, 1997 and February 19, 1997, the accrued bonus amounts were $3,092,160 and $4,200,000, respectively. During the year, the Trust paid a bonus in the amount of $553,920 each to Ms. Brown and the former Co-CEO of the Debtors.

         The Trust does not accrue for future salaries and benefits as it anticipates that future gains on the disposition of the remaining Trust assets will offset these expenses.

10.      Post-Retirement Benefits Other Than Pensions:

         As of December 31, 1997 and February 19, 1997, the Trust has an obligation of $5,565,000 recorded for post-retirement benefits relating to certain retired employees, as well as certain retirees of businesses of the Debtors which were previously sold. Included in the liabilities of FMI as of December 31, 1997 and February 19, 1997 is a similar obligation in the amount of $1,824,000. For measurement purposes, the discount rate used in determining the accumulated post-retirement benefit obligations was 6.75% at December 31, 1997 and February 19, 1997. The Trust and FMI are presently pursuing the sale of these liabilities. Trust management believes that the liability they will pay to the assuming company will approximate the current recorded liability; as such, the expenses incurred relating to the post-retirement benefits are being expensed as incurred.

11.      Contested Claims:

         Sayyah Claim. Victor Sayyah filed a proof of claim arising from a 1981 transaction in which American Commonwealth Financial Corp., a corporation controlled by Victor Sayyah, sold the stock of HCA, Inc. to an ICH subsidiary for $15 million in cash and a promissory note with a face amount of $30 million (the "ICH Note"). The ICH Note was subsequently assigned to Sayyah. ICH subsequently assumed the obligation under the ICH Note. In 1984, ICH and Sayyah entered into a revolving credit loan agreement (the "Loan Agreement") under which ICH agreed to loan Sayyah up to certain specified sums at Sayyah's request, with a total borrowing cap of $29.5 million. Pursuant to the Loan Agreement, Sayyah borrowed an aggregate principal amount of $27 million, executing various promissory notes (the "Sayyah Notes") in the aggregate principal amount. On the Effective Date, the outstanding principal balance of the loan from ICH to Sayyah was $27 million.

         The Trust filed an adversary proceeding objecting to the Sayyah claim and seeking a judgment against Sayyah for amounts due under the loans to Sayyah pursuant to the Loan Agreement and Sayyah Notes. Under the terms of the Joint Plan and the order confirming the Joint Plan, the Bankruptcy Court will determine the amount of Sayyah's secured claim and timing of the offset to which Sayyah is entitled and the amount of Sayyah's

                           LONE STAR LIQUIDATING TRUST
                          NOTES TO FINANCIAL STATEMENTS


         unsecured claim, if any. The unsecured portion of the Sayyah claim, if any, will be treated as a Class 5 Claim in the amount determined by the Bankruptcy Court. The Trust has objected to Sayyah's proof of claim to the extent it sought recovery for unmatured original issue discount in the ICH Note. Summary judgment motions were filed by Sayyah and the Trust and the Bankruptcy Court has ruled in favor of Sayyah with respect to the original issue discount matter. The Trust has reserved its right to appeal such decision. A trial is scheduled in June of 1998 on the remaining issues.

         The amount Sayyah is seeking as an unsecured claim, as set forth in discovery responses served in the adversary proceedings filed with the Bankruptcy Court, is approximately $3.25 million, plus interest and attorney's fees and other expenses. In accordance with the Bankruptcy Court order confirming the Joint Plan, the Trust has reserved the amount of $3.3 million with respect to the Class 5 Claim, if any, of Sayyah. The reserved amount is not a limit to the amount, if any, of an allowed ICH Class 5 Claim of Sayyah. The ultimate amount and outcome of the Sayyah claim, including appeals, if any, is uncertain.

         GSLIC Claim. Great Southern Life Insurance Company ("GSLIC") filed a proof of claim in the ICH and FMI bankruptcy cases requesting that a claim be allowed in the amount of any judgment against GSLIC in certain pending litigation in Louisiana, Texas and elsewhere regarding
         "vanishing premium policies." GSLIC contends that ICH and FMI are co-liable with GSLIC because these vanishing premium policies were issued by GSLIC when GSLIC was a member of the ICH family of companies. The Trust filed an objection to GSLIC's claim in February 1998. Among other things, the Trust has argued that the contingent reimbursement claim asserted by GSLIC is not allowable under the Bankruptcy Code. Pursuant to a prior order entered by the court related to the GSLIC matter in November of 1997, GSLIC capped its potential claim at $3 million and the Trust reserved $3 million in non-cash assets to satisfy any potential allowed claim. If allowed, the GSLIC Claim will be treated as a Class 5 Claim. Trust management does not expect to incur significant cost with respect to this claim.

         Claims of Officers and Directors in ICH and FMI Cases. A number of former officers and directors have filed proofs of claim for indemnification in the ICH and FMI bankruptcy cases. No dollar amount of claim is specified. The Trust has entered into a settlement agreement whereby the Trust will receive releases from the officers and directors and the withdrawal of their claims against ICH and FMI, in exchange for the conveyance by the Trust of a small ownership interest in Reorganized ICH and the Trust's agreements to share certain rights in a defense fund established for the officers and directors during the Case, which currently amounts to $114,000. The settlement agreement will be submitted to the Bankruptcy Court for approval, and it is anticipated that such submission will be made shortly. The terms of the agreement will not become effective until the Bankruptcy Court has approved the agreement. If the settlement agreement becomes effective, the Trust anticipates that it will request dismissal of the FMI bankruptcy case. If the Bankruptcy Court does not approve the settlement, the Trust may pursue objections to the claims of a number of the officers and directors.

12.      Distributions:

         Total distributions in 1997 were approximately $302 million and 81.41% of the allowed Trust Interests as shown below. In addition, the Trust has distributed $18.5 million or 5.0% of allowed Trust Interests in 1998.

                           LONE STAR LIQUIDATING TRUST
                          NOTES TO FINANCIAL STATEMENTS

                      Distributions to Holders of Interests

                                                    Distribution Amount
                                                    -------------------
                                                                        As %
                  Distribution Date                  $               of Interest
                  -----------------            -------------            -----
                  March 3, 1997                $ 199,098,499            53.72%
                  May 27, 1997                    11,118,680             3.00
                  September 10, 1997              91,506,737            24.69
                                               -------------            -----
                     Total                     $ 301,723,916            81.41%
                                               =============            =====

                  February 27, 1998            $  18,531,133             5.0%

13.      Litigation and Contingencies:

         On the Effective Date, the Trust assumed all the rights and obligations of BML, including indemnification obligations under the sales agreements with the purchasers of three of BML's former insurance subsidiaries sold during the course of the Debtor's bankruptcy case. A summary of pending litigation follows:

         Thomas M. Bronson, Jr. and Deborah Bronson v. Bankers Multiple Line Insurance Company and Phillip A. Lacefield--This matter is currently pending in the Circuit Court of Tennessee for the Thirtieth District at Memphis, filed March, 1995. This suit is against BML and one of its agents which asserts causes of actions based on fraud and attempts to impose liability on the Company under the doctrine of vicarious liability and respondeat superior. The suit also includes claims for deceptive trade and unfair practices under two Tennessee consumer protection statutes. The plaintiffs in this case are seeking $500,000 compensatory and $5,000,000 punitive damages. Management believes it has meritorious defenses in this matter.

         World Insurance--BML is negotiating with World for a transfer of additional reserves under the Reinsurance Agreement pursuant to which BML sold its remaining health insurance business to World in March 1996. The additional reserve transfer would be in exchange for World's agreement to unconditionally assume two major claims, one of which was the subject of threatened litigation on the effective date of the Reinsurance Agreement. World contends the second claim was incurred prior to the effective date.

         New Era Life Insurance Company--On December 8, 1997, New Era filed a petition in the District Court of Harris County, Texas seeking indemnification of claims they believe BML was aware of at the time of the sale of Philadelphia American Life Insurance Company to New Era. The petition seeks damages in the amount of at least $2,500,000 and punitive damages in the amount of $5,000,000. BML management believes, with the possible exception of the state tax assessments of $175,000, the claims are all without merit and no settlement will be due.

         Other Litigation--The remaining cases against the Trust and/or BML aggregate total claims in excess of $6,000,000.

         Management has provided reserves in the financial statements that they believe are adequate to cover estimated settlement amounts for the above contingencies. Although there can be no assurance as to the ultimate disposition of these matters and the proceedings disclosed above, it is the opinion of the Trust's management, based upon the information currently available and the opinions of counsel, that the expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on the net assets in liquidation at December 31, 1997.

                               INDEX TO EXHIBITS

Exhibit 2.1  First Amended Joint Plan of Reorganization Under Chapter 11

Exhibit 2.2 Order Confirming First Amended Joint Plan of Reorganization Under Chapter 11

Exhibit 3.1  Lone Star Liquidating Trust Agreement dated as of February 19, 1997

Exhibit 3.2  Form of Trust Certificate

Exhibit 10.1 Compensation  Agreement  between Lone Star  Liquidating  Trust and
             Susan A. Brown

Exhibit 10.2 Employee Leasing Agreement, dated February 19, 1997, among Lone
             Star Liquidating Trust, Facilities Management Installation, Inc. and Southwestern Financial Services Corporation

Exhibit 10.3 Addendum No. 1, dated as of February 19, 1998 to Employee  Leasing
             Agreement